UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT
of
PROVINCE OF NEW BRUNSWICK
CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2024
SECURITIES REGISTERED *
(As of close of fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

TOM CLARK
Canadian Consulate General
466 Lexington Avenue
20th floor
New York, NY 10017

Copies to:

DEANNA L. KIRKPATRICK
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

PETER KIELEY
Assistant Deputy Minister
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, NB Canada E3B 5H1

**The Registrant is filing this annual report on a voluntary basis.*

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 69 of Exhibit 99.6 and pages 35-38 of Exhibit 99.11 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 69 of Exhibit 99.6 and pages 35-38 of Exhibit 99.11 hereto.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to page 69 of Exhibit 99.6 and pages 35-40 of Exhibit 99.10 hereto.

the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2024, the total amount held by or for the account of the registrant was zero, no USD held.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3) Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Month Issued
February 24, 2028	3.625	HW	USD 500,000,000	May 2018

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund. The *Provincial Loans Act* and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made. Purchases of bonds into the fund are generally discretionary. Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds. The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the *Provincial Loans Act.*

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to page 69 of Exhibit 99.6 and pages 35-40 of Exhibit 99.11 hereto.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 35-37 of Exhibit 99.6 and pages 22-33 of Exhibit 99.11 hereto.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously updated.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a) *Pages numbered ii to vi consecutively.*

(b) *The following exhibits:*

99.3	Province of New Brunswick 2024-2025 Budget (incorporated by reference to exhibit 99.1, 99.2, 99.3, 99.4 of Amendment No. 6 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated March 19, 2024.)
99.6	Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2024 Volume 1 Financial Statements (incorporated by reference to Amendment No. 1 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated September 17th, 2024.)
99.7	New Brunswick Power Annual Report 2023-2024 (incorporated by reference to Amendment No. 2 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated November 15th, 2024).
99.10	Information relating to New Brunswick Funded Debt (unaudited) (incorporated by reference to Amendment No. 4 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated December 17, 2024).
99.11	Current Description of the Province of New Brunswick

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 20th day of December 2024.

Province of New Brunswick

By: /s/ Peter Kieley

Name: Peter Kieley
Title: Assistant Deputy Minister
Department of Finance and Treasury Board

EXHIBIT INDEX

Exhibit Number	Description
99.3	Province of New Brunswick 2024-2025 Budget (incorporated by reference to exhibit 99.1, 99.2, 99.3, 99.4 of Amendment No. 5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated March 19, 2024.)
99.6	Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2024 Volume 1 Financial Statements (incorporated by reference to Amendment No. 1 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated September 17, 2024.)
99.7	New Brunswick Power Annual Report 2023-2024 (incorporated by reference to Amendment No. 2 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated November 15, 2024).
99.10	Information relating to New Brunswick Funded Debt (unaudited) (incorporated by reference to Amendment No. 4 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated December 17, 2024).
99.11	Current Description of the Province of New Brunswick

New Nouveau Brunswick CANADA

December 20, 2024

Table of Contents

All dollar amounts herein are in Canadian dollars unless otherwise specified. On December 19, 2024, the daily average exchange rate for United States ("US") dollars as reported by the Bank of Canada, expressed in Canadian dollars was $1.4370.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded. Certain information presented in tabular form may not add to the total presented due to such rounding.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

MAP OF NEW BRUNSWICK


RESTIGOUCHE
MADAWASKA
Edmundston
Bathurst
GLOUCESTER
NORTHUMBERLAND
Miramichi
VICTORIA
CARLETON
YORK
KENT
SUNBURY
QUEENS
WESTMORLAND
Moncton
Fredericton
ALBERT
KINGS
CHARLOTTE
SAINT JOHN
Saint John

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION FOR NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein:

Summary

Year Ended December 31,

Economy	**2019**	**2020**	**2021**	**2022**	**2023**	**CAGR % 2019-2023**
	(In millions of dollars unless otherwise indicated)					
Gross domestic product (current dollars)	38,057	37,354	41,290	45,571	47,035	5.4%
Primary household income	25,243	24,960	27,141	29,880	31,827	6.0%
Retail trade	13,443	13,577	15,309	16,500	17,285	6.5%
Manufacturing sales	18,413	15,171	20,939	26,911	23,979	6.8%
Foreign commodity exports	13,090	10,307	14,829	18,803	16,866	6.5%
Population (July 1st; thousands)	777.4	783.4	790.8	809.3	832.2	1.7%
Employment (thousands)	363.6	352.4	363.5	373.6	386.5	1.5%
Unemployment rate	8.2%	10.3%	9.2%	7.2%	6.6%	
Consumer price index (% change)	1.7%	0.2%	3.8%	7.3%	3.6%	
Gross domestic product (real; % change)	1.3%	-3.6%	5.3%	2.0%	1.6%	

Source Statistics Canada: numbers are subject to adjustment CAGR-Compound annual growth rate

Year Ending March 31,

	2021	**2022**	**2023**	**2024**	**Budget Estimates 2025**
	(In millions of dollars)				
Government Finance					
Ordinary Account (Surplus) Deficit	(727.4)	(1,142.7)	(1,389.3)	(945.9)	(661.0)
Net Capital Expenditure	522.7	585.5	724.9	902.7	1,171.7
(Surplus) Deficit on Special Purpose Account	(12.3)	(31.2)	(4.0)	(30.6)	13.2
(Surplus) Deficit on Special Operating Agency	(14.8)	(31.3)	(1.0)	4.2	(1.1)
Earnings from Sinking Fund	(203.1)	(208.5)	(216.8)	(235.6)	(207.4)
Accounting adjustments on consolidation	(40.4)	(262.7)	523.6	(200.1)	-
Increase (Decrease) in Net Debt	(475.3)	(1,090.9)	(362.6)	(505.3)	315.3
Adjustments related to non-financial assets	75.5	324.1	(638.9)	4.5	(356.2)
Annual (Surplus) Deficit	(399.8)	(766.8)	(1,001.5)	(500.8)	(40.9)

	Year Ended March 31,				
	2020	2021	2022	2023	2024
	(In millions of dollars unless indicated)				
Provincial Purpose Funded Debt [1]					
Gross Provincial Purpose Funded Debt	18,402.10	18,314.20	18,501.70	17433.9	17,584.90
Less Sinking Funds	5,157.30	5,501.90	5,887.70	5,492.70	5,857.10
Net Provincial Purpose Funded Debt	13,244.80	12,812.30	12,614.00	11,941.20	11,727.80
As a Percent of GDP	35.3%	31.0%	27.7%	25.4%	24.0%

	2020	2021	2022	2023	2024
	(In millions of dollars)				
Funded Debt Used for Advances to NB Power[2]					
Gross Advances	4,794.7	4,700.8	4,600.0	5,075.0	5,275.0
Less Sinking Funds	593.6	409.9	500.5	472.0	501.9
Net Advances	4,201.1	4,290.9	4,099.5	4,603.0	4,773.1

	2020	2021	2022	2023	2024
	(In millions of dollars)				
Contingent Liabilities	6.2	7.8	7.4	7.4	10.0

[1] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

GENERAL INFORMATION

Introduction

New Brunswick is located on the eastern seaboard of Canada and is one of the four Atlantic Provinces. New Brunswick has a total area of 28,355 square miles of which about 12,981 square miles is Crown land owned by the Province. The Saint John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy. The Province's population is concentrated principally in the valleys of the Saint John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource. Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals. The location of the Province provides the advantage of cost-effective water transportation for its products to export markets in the eastern United States, Great Britain, and Western Europe. The City of Saint John, located at the mouth of the Saint John River on the Bay of Fundy, is home to one of North America's largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year. Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2024 was estimated at 854,355, an increase of 2.7% from a year ago. The three largest urban areas are Moncton, Saint John and Fredericton, which represent over 50% of the total population. Fredericton is the capital of the Province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the *Constitution Act, 1867* and the *Constitution Act, 1982*. Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources, and other matters of purely private or local concern. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The *Constitution Act, 1982* provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada. Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council. The Executive Council is responsible to the Legislative Assembly. The Lieutenant-Governor, who is the representative of the King, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada. The current Lieutenant-Governor is the Honourable Brenda L. Murphy. Members of the Executive Council are appointed by the Lieutenant-Governor, on the nomination of the Premier from members of the Legislative Assembly.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation. The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor. The last general election occurred on October 21, 2024. Currently there is a Liberal Government led by Premier Susan Holt.

International Trade Agreements

The World Trade Organization (WTO) remains the cornerstone of Canadian trade policy; Canada has been proactively working towards keeping the trade policies transparent and predictable. New Brunswick supports Canada's negotiating framework for the Doha Development Round and the WTO as an institution. The Province participates actively on federal/provincial committees concerned with implementation, dispute settlement and negotiation aspects of international trade and investment agreements.

As multilateral WTO negotiations have lagged recently, the Government of Canada has become more aggressive with its regional free trade agenda. As such, Canada is a signatory a number of free trade agreements, including Canada-European Union ("E.U.") Comprehensive Economic and Trade Agreement (CETA), the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) and the Canada-United States-Mexico Agreement (CUSMA), which replaced the North American Free Trade Agreement (NAFTA).

In the meantime, Canada currently negotiates FTAs with trading partners such as Ecuador, Indonesia and ASEAN.

The CUSMA, which came into effect on July 1, 2020, and its successor, NAFTA, have provided the Province of New Brunswick with an extraordinary advantage in the U.S. market. The U.S. remains Canada's and New Brunswick's biggest export market.

On January 23, 2018, eleven countries negotiated and concluded the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) which is a free trade agreement between Canada and 10 other countries in the Asia-Pacific region: Australia, Japan, Mexico, New Zealand, Singapore, Brunei, Chile, Malaysia and Peru and Vietnam. Currently, all countries have ratified the Agreement and therefore, have access to its benefits. The Canadian Parliament ratified Canada's membership in the CPTPP, and the Agreement entered into force on December 30, 2018. On July 16, 2023, CPTPP Parties signed an Accession Protocol with the United Kingdom. The CPTPP will enter into force for the U.K. once it completes its ratification process and once each of the existing member nations ratify the UK's addition to the partnership.

The CETA was signed on October 30, 2016, and entered into force on September 21, 2017. CETA covers all sectors and aspects of Canada-EU trade virtually to eliminate or reduce the trade barriers, the scope of which ranges from tariffs to product standards, investment, professional certification, and many other areas of activity. The broad spectrum of the Agreement includes improved access to E.U. markets for goods and services, greater certainty, transparency, investment protection, and new opportunities in E.U. procurement markets. Before CETA entered into force, only 25% of E.U. tariff lines on Canadian goods were duty-free. Upon CETA's entry into force, the E.U. removed tariffs on 98% of its tariff lines. Once CETA is fully implemented, the E.U. will have eliminated tariffs on 99% of its tariff lines.

Since 2016, an investigation and subsequent reviews were initiated by the U.S., alleging that Canadian federal and provincial governments provided countervailable subsidies to Canadian softwood lumber producers. It also alleged that Canadian producers were dumping lumber into the U.S. market. This litigation process continues through various channels, including NAFTA, CUSMA, the WTO and the U.S. Court of International Trade (CIT). The Government of New Brunswick, the Government of Canada (GOC) and other affected provinces and the Canadian lumber industry continue to participate in various reviews required by the U.S. government and challenge these duties through different appeals channels.

THE ECONOMY

Economic Update - 2024 Year-to-Date (as of Dec. 2nd, 2024)

In 2024, New Brunswick's economy has largely maintained its growth momentum. Population expansion has sustained growth, though its impact has been partly tempered by the lingering effects of elevated interest rates, which eased as the year advanced. Declines in manufacturing sales, continuing the downward trend from the previous year, along with stagnant exports, have held growth to 1.3% in 2024, a moderation from 1.6% in 2023.

By October 2024, employment in New Brunswick had risen by 3.3% (+12,600 jobs) year-to-date. Part-time employment saw significant growth of 11.5% (+6,430 jobs), while full-time positions increased by 1.9% (+6,170 jobs). Average weekly earnings were up 3.2% in the year to September compared to the same period in 2023. Retail sales grew by 3.8% during the first nine months of 2024, year-over-year.

Year-to-date international exports declined slightly by 0.2%, and manufacturing sales fell by 0.9%. Wood product manufacturing recorded a notable year-to-date increase of 10.0% as of September. The Consumer Price Index (CPI) rose by 2.3% Year-to-Date (YTD), slightly below the national average of 2.5% YTD.

New Brunswick's housing market remained robust in the first nine months of 2024. By September, housing starts reached 4,516 units, a 43.6% increase from the same period in 2022. This included growth in single-detached units (+15.4%) and multiples (+56.5%). Home sales from January to October 2023 rose by 2.8% compared to the previous year, with year-to-date average prices up 8.4%.

The province's population was estimated at 854,355 as of July 1, 2024, marking a 2.7% increase from the previous year.

Developments in 2023 – Summary

Canada's GDP expanded by 1.5% in 2023, marking a deceleration from the 4.2% growth observed in 2022. The growth in 2023 was underpinned primarily by stronger export performance and increased household consumption of services. Economic growth was broadly distributed across Canada in 2023, with GDP rising in nine provinces and two territories. However, Newfoundland and Labrador (-2.6%) and the Northwest Territories (-0.5%) experienced contractions. British Columbia (+2.4%), Saskatchewan (+2.3%), and Alberta (+2.3%) led provincial growth, while Nunavut (+3.8%) recorded the highest increase among the territories. New Brunswick experienced growth at a rate of 1.6%, above the rates seen in Quebec (+0.6%) and Newfoundland and Labrador (-2.6%). In nominal terms, the Canadian economy expanded by 2.9%.

New Brunswick's economy expanded by 1.6% in 2023, driven primarily by a 2.7% increase in household final consumption expenditure. This growth was supported by a 3.3% rise in spending on services, alongside a 2.1% increase in goods consumption. However, business gross fixed capital formation contracted by 5.8%, reflecting a 7.8% decline in residential structures and a 5.8% drop in non-residential structures, machinery, and equipment. The latter was driven by decreases of 3.6% in non-residential structures and 7.6% in machinery and equipment. Investment in inventories declined by 41.2%. Counterbalancing these trends, exports of goods and services grew by 6.2%, while imports of goods and services increased by 3.5%. Nominal GDP for the province increased by 3.2% in 2023.

Of the twenty major industries, thirteen recorded gains. The service-producing industries expanded by 2.0%, while the goods-producing industries showed a 0.9% growth. The most notable performances were recorded by utilities (+17.4%); accommodation and food services (+5.1%) and retail trade (+4.3%). Notable contractions were recorded on the management of companies and enterprises (-34.7%); mining, quarrying, and oil and gas extraction (-20.6%) and wholesale trade (-4.1%). Despite annual declines, construction (-2.2%) and manufacturing (-0.8%) remained above pre-pandemic levels.

New Brunswick's employment in 2023 expanded by 3.5%, the strongest growth rate since 2002, pushing total employment to a record 386,500. This increase was supported by gains in both full-time (+9,900) and part-time (+3,100) roles. The unemployment rate continued its decline, dropping 0.6 percentage points to a historic low of 6.6%, while the participation rate saw a marginal decrease of 0.1 percentage points to 60.5% for the year.

Average weekly earnings in New Brunswick increased by 3.5% in 2023, slightly outpacing the national growth rate of 3.4%. This growth was fueled by a robust 6.6% rise in the goods-producing industries, complemented by a more moderate 2.8% increase in the service-producing sectors.

In 2023, New Brunswick's retail sales reached $17.3 billion, up 4.8% from the previous year with growth recorded across seven of nine subsectors. Motor vehicle and parts dealers were the primary driver, contributing 41.7% to overall retail growth with a 7.5% year-over-year increase. Health and personal care (+14.2%) and sporting goods, hobby, and miscellaneous retailers (+11.2%) also fueled sectoral growth. In contrast, declines were noted among furniture, home furnishings, electronics, and appliance retailers (-8.3%) and gasoline stations (-2.3%). Meanwhile, wholesale trade surged by a record 31.6% to $12.3 billion—the highest level and growth rate since comparable data began in 1993—marking a historic peak for the province's wholesale sector.

Following two years of robust growth, 2023 saw a 10.9% contraction in manufacturing sales, totaling $24.0 billion—a reversal largely attributed to softening commodity prices. The downturn spanned both non-durable goods, which declined by 10.6%, and durable goods, which faced a sharper 12.5% decrease.

In 2023, New Brunswick's merchandise exports contracted by 10.3% to $16.9 billion, impacted by weakened foreign demand, lower commodity prices, and ongoing geopolitical tensions. Imports likewise fell, down 12.1% year-over-year. As a result, the province's international trade surplus expanded from $576.5 million in 2022 to $843.5 million in 2023.

In 2023, New Brunswick's total capital investment rose by 1.4%, reaching a record $5.0 billion, the highest recorded capital investment since 2006. This growth was primarily propelled by a 4.9% rise in private sector investment, which was partially counterbalanced by a 4.1% reduction in public sector investment.

Housing starts declined by 2.8% in 2023 to 4,547 units, as compared to 4,680 units in 2022. Housing activity was on the rise in Moncton (+4.4%), offset by decline in Fredericton (-22.9%) and Saint John (-10.9%).

Inflation as measured by the consumer price index (CPI) moderated to 3.6% in 2023, after annual average hike in 2022 (+7.3%) and 2021(+3.8%). Food (+8.0%); health and personal care (+6.9%) and shelter (+4.5%), were the main contributors to the hike in the index. On the national level, The CPI rose 3.9% on an annual average basis in 2023, following a 40-year high increase of 6.8% in 2022 and a 3.4% increase in 2021.

Economic Activity

New Brunswick's nominal GDP was estimated at $47,035 million in 2023, or $ 56,520 per capita. Over the five-year period from 2019 to 2023, the nominal GDP at market prices in New Brunswick grew at an compound annual rate of 5.4%, while the national growth rate was 6.1%. During this same time, the real GDP in New Brunswick increased at a compound annual rate of 1.3%, while the real GDP in Canada grew at a rate of 1.6%.

From 2019 to 2023, real GDP from goods-producing industries grew by 7.5%. Utilities experienced a substantial increase of 33.6%, while construction rose by 17.4%. In contrast, mining, quarrying, and oil and gas extraction contracted by 35.9%, and agriculture, forestry, fishing, and hunting saw a decline of 7.2% over the same period.

Service-producing industries expanded by 5.0% from 2019 to 2023, driven by significant growth in professional, scientific, and technical services (+20.8%), finance and insurance (+14.5%), and educational services (+9.2%). However,

these gains were partially offset by notable declines in management of companies and enterprises (-74.1%), transportation and warehousing (-13.8%), and accommodation and food services (-7.8%).

As a result of these shifts, the goods-producing sector increased its share of real GDP to 25.1% in 2023, up from 24.1% in 2019, while the service-producing sector saw its share decrease to 75.0% in 2023, down from 75.9% in 2019. Within the services sector, the most significant gains from 2019 to 2023 were observed in health care and social assistance, which expanded by $282.7 million (+8.4%); finance and insurance, up $277.2 million (+14.5%); and professional, scientific, and technical services, which saw an increase of $242.2 million (+20.8%). The largest contributions to growth within New Brunswick's goods-producing sector from 2019 to 2023 were driven by Utilities, which posted an increase of $385.9 million, representing a robust 33.6% growth. Construction followed closely, expanding by $367.3 million (+17.4%). Meanwhile, manufacturing recorded a more moderate rise of $79.9 million, translating to a 2.5% increase over the same period.

Over the five years ending in 2023, the gross value of manufacturing sales increased at a compound annual rate of 6.8% (in current prices), while the same measure for foreign exports of commodities increased at a rate of 6.5% (in current prices). Retail trade increased at a 6.5% compound annual rate during the same period (in current prices).

Primary household income has increased from $25,243 million in 2019 to $31,827 million in 2023, resulting in a compound annual growth rate of 6.0%. On a per capita basis, primary household income increased from $32,472 to $38,245 over the same period, growing at a compound annual rate of 4.2%. All measures are in current prices.

Selected Economic Indicators
Year Ended December 31,

	2019	2020	2021	2022	2023	CAGR %
	(In millions of dollars unless otherwise indicated)					2019-2023
Gross domestic product; income-based (current dollars)						
New Brunswick	38,057	37,354	41,290	45,571	47,035	5.4%
Canada	2,313,563	2,220,527	2,535,818	2,850,940	2,933,810	6.1%
Gross domestic product (real)						
New Brunswick	36,704	35,393	37,271	38,027	38,636	1.3%
Canada	2,241,331	2,128,408	2,255,059	2,349,525	2,385,443	1.6%
Primary household income						
New Brunswick	25,243	24,960	27,141	29,880	31,827	6.0%
Canada	1,514,375	1,502,749	1,631,315	1,771,908	1,881,089	5.6%
Primary household income per capita (dollars)						
New Brunswick	32,472	31,860	34,321	36,922	38,245	4.2%
Canada	40,256	39,516	42,660	45,508	46,929	3.9%
Gross domestic product per capita; income-based (dollars)						
New Brunswick	48,955	47,680	52,213	56,312	56,520	3.7%
Canada	61,501	58,391	66,313	73,221	73,192	4.4%
Retail trade	13,443	13,577	15,309	16,500	17,285	6.5%
Manufacturing sales	18,413	15,171	20,939	26,911	23,979	6.8%
Foreign commodity exports	13,090	10,307	14,829	18,803	16,866	6.5%
Consumer price index (% change)						
New Brunswick	1.7%	0.2%	3.8%	7.3%	3.6%	
Canada	1.9%	0.7%	3.4%	6.8%	3.9%	
Unemployment rate						
New Brunswick	8.2%	10.3%	9.2%	7.2%	6.6%	
Canada	5.7%	9.7%	7.5%	5.3%	5.4%	

Source: Statistics Canada CAGR: Compound Annual Growth Rate

Structure of the Economy

In 2023, New Brunswick's real GDP expanded by 1.6%, driven primarily by sustained population growth. New Brunswick's population increased by 2.8% year-over-year, reaching 832,190 as of July 1, 2023, driven primarily by higher levels of international migration.

In 2023, goods-producing industries grew by 0.9%, driven largely by a 17.4% increase in utilities and a 0.5% rise in agriculture, forestry, fishing, and hunting. However, this growth was partially offset by declines in mining, quarrying, and oil

and gas extraction (-20.6%), construction (-2.2%), and manufacturing (-0.8%). As a result, the share of goods-producing industries in total GDP decreased by 1.2 percentage points, from 26.3% in 2022 to 25.1% in 2023.

Service-producing industries grew by 2.0% in 2023, driven by notable increases in accommodation and food services (+5.1%), retail trade (+4.3%), and arts, entertainment, and recreation (+4.0%). In volume terms, 3.4% increase in health care and social assistance was the largest driver in 2023. However, the growth was partially offset by declines in management of companies and enterprises (-34.7%), wholesale trade (-4.1%), and administrative support, waste management, and remediation services (-0.7%). As a result, the share of service-producing industries in total GDP rose by 1.3 percentage points, from 73.7% in 2022 to 75.0% in 2023.

The following table shows real GDP by industry in New Brunswick for the years 2019 to 2023, valued in chained 2017 dollars.

Real Gross Domestic Product at basic prices, by Industry
For Year Ended December 31,

	2019	2020	2021	2022	2023	CAGR 2019-2023
Goods-producing industries		(In million of chained 2017 dollars)				
Agriculture, forestry, fishing and hunting	1,296.7	1,170.6	1,292.2	1,197.6	1,203.4	-1.8%
Mining, quarrying, and oil and gas extraction	265.1	243.3	262.5	213.9	169.8	-10.5%
Utilities	1,148.5	1,155.9	1,270.3	1,306.8	1,534.4	7.5%
Construction	2,112.8	2,196.8	2,295.0	2,535.9	2,480.1	4.1%
Manufacturing	3,162.6	3,030.9	3,243.5	3,267.7	3,242.5	0.6%
Total goods-producing industries	7,980.5	7,793.2	8,352.5	8,504.0	8,579.8	1.8%
Service-producing industries						
Wholesale trade	1,138.3	1,120.1	1,174.3	1,159.7	1,111.8	-0.6%
Retail trade	2,143.6	2,104.6	2,244.4	2,225.7	2,321.6	2.0%
Transportation and warehousing	1,592.9	1,433.0	1,414.6	1,375.8	1,373.4	-3.6%
Information and cultural industries	1,058.1	1,050.5	1,104.4	1,114.3	1,115.5	1.3%
Finance and insurance	1,908.6	1,938.0	2,061.5	2,136.6	2,185.8	3.4%
Real estate and rental and leasing	4,175.2	4,195.8	4,223.6	4,299.4	4,392.9	1.3%
Professional, scientific and technical services	1,162.9	1,115.8	1,266.4	1,365.9	1,405.1	4.8%
Management of companies and enterprises	77.6	59.6	42.3	30.8	20.1	-28.7%
Administrative and support, waste mgmt and remediation services	1,180.5	1,030.4	1,114.3	1,165.5	1,157.4	-0.5%
Educational services	2,042.0	1,985.5	2,099.0	2,159.3	2,229.0	2.2%
Health care and social assistance	3,359.9	3,295.1	3,449.8	3,521.5	3,642.6	2.0%
Arts, entertainment and recreation	178.1	126.2	150.2	171.9	178.8	0.1%
Accommodation and food services	773.8	510.5	610.0	678.3	713.1	-2.0%
Other services (except public administration)	636.7	573.3	619.4	659.9	680.5	1.7%
Public administration	3,954.6	3,832.6	4,017.3	4,089.7	4,171.6	1.3%
	25,369.1	24,343.2	25,551.2	26,104.7	26,635.1	1.2%

Source: Statistics Canada   CAGR:Compound Annual Growth Rate

Totals may not add up due to the adoption of the chain Fisher deflation methodology

Labour Force

Sustained economic growth and a rising population drove a 3.5% increase in employment in New Brunswick in 2023, bringing the total workforce to 386,500. Full-time employment grew by 3.1% (+9,900 jobs), while part-time employment rose by 5.9% (+3,100 jobs).

The goods-producing sector added 1,500 jobs, a 2.0% increase, with notable gains in utilities (+17.1%, +700 jobs), construction (+5.8%, +1,700 jobs), and manufacturing (+1.8%, +500 jobs). However, job losses were recorded in agriculture (-11.3%, -700 jobs) and forestry, fishing, mining, quarrying, oil and gas (-8.4%, -700 jobs). The service-producing sector expanded by 3.8%, adding jobs in eight of its eleven industries, particularly in information, culture, and recreation (+13.7%, +1,400 jobs); public administration (+9.5%, +3,100 jobs); and health care and social assistance (+8.2%, +4,700 jobs). Conversely, declines were seen in business, building, and support services (-9.2%, -1,200 jobs); and wholesale and retail trade (-2.4%, -1,400 jobs). Nationally, employment grew by 2.4%, adding 477,900 jobs in 2023.

New Brunswick's unemployment rate declined by 0.6 percentage points to a historic low of 6.6%, the lowest level recorded since 1976. Correspondingly, the number of unemployed individuals decreased by 1,900, bringing the total to 27,100. The unemployment rate for women declined by 1.1 percentage points to 5.0%, while the rate for men decreased slightly from 8.3% in 2022 to 8.0% in 2023. Nationally, the unemployment rate rose marginally by 0.1 percentage points to 5.4%.

	For Year Ended December 31,				
	2019	2020	2021	2022	2023
	(In thousands unless otherwise indicated)				
Population 15 years and over	642.7	646.9	650.8	664.1	683.4
Labour force	395.9	393.0	400.3	402.5	413.6
Labour force employed	363.6	352.4	363.5	373.5	386.5
Labour force unemployed	32.3	40.6	36.8	29.0	27.1
Unemployment rate (%)					
New Brunswick	8.2	10.3	9.2	7.2	6.6
Canada	5.7	9.7	7.5	5.3	5.4
Participation rate (%)					
New Brunswick	61.6	60.8	61.5	60.6	60.5
Canada	66.1	64.3	65.4	65.4	65.6

Source: Statistics Canada

New Brunswick unless otherwise stated

Employment by Industry

	2019	2020	2021	2022	2023
	(In thousands unless otherwise indicated)				
Goods-producing sector	76.8	73.3	71.3	75.6	77.1
Agriculture	6.1	4.8	5.4	6.2	5.5
Forestry, fishing, mining, quarrying, oil and gas	10.2	10.0	9.2	8.3	7.6
Utilities	3.2	3.2	3.5	4.1	4.8
Construction	26.0	24.9	23.4	29.2	30.9
Manufacturing	31.3	30.5	29.8	27.7	28.2
Services-producing sector	286.8	279.1	292.2	298	309.4
Wholesale and retail trade	53.2	54.8	57.8	58.8	57.4
Transportation and warehousing	18.6	16.8	19.4	18.3	18.8
Finance, insurance, real estate and leasing	18.3	17.8	19.2	18.6	20.1
Professional, scientific and technical services	17.8	17.5	18.4	22	23.8
Business, building and other support services	16.0	15.1	14.9	13.1	11.9
Educational services	27.2	27.6	28.7	31.2	30.6
Health care and social assistance	58.8	57.0	56.7	57.4	62.1
Information, culture and recreation	13.3	10.7	9.8	10.2	11.6
Accommodation and food services	23.7	20.4	20.7	20.1	21.2
Other services (except public administration)	14.3	14.2	15.9	15.6	16.1
Public administration	25.6	27.2	30.6	32.8	35.9
Total	363.6	352.4	363.5	373.6	386.5

Source: Statistics Canada

Primary Industries

Forestry

Nearly 86% of the land area of New Brunswick is forested and 50% of the forested land is owned by the Province as Crown land, 30% is private woodlots, and 20% is industrial freehold. 98% of Crown land is subject to timber licenses or harvest agreements. In addition to private and industrial landowners, there are 337 forestry and logging companies and 76 support businesses. In 2023, the most recent year with available data, the primary forest sector generated an estimated $651.9 million in revenues. About 68% of these revenues were generated by softwood (mainly spruce-fir-jack pine), with hardwood contributing the remaining 32%.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2019 through 2023.

Forest Production

Product	Thousands of Cubic Metres Delivered by Year				
	2019	2020	2021	2022	2023
Logs & Bolts*	5,727	5,609	6,344	5,593	5,519
Pulpwood*	4,224	3,880	3,519	3,364	3,974
Fuelwood**	36	36	36	36	36
Harvest Residues*	199	291	214	246	398
Total	10,185	9,816	10,112	9,238	9,927

* Source: New Brunswick Forest Products Commission Timber Utilization Reports

** New Brunswick Department of Natural Resources & Energy Development estimate

Agriculture

Total farm cash receipts in the province were at $1.1 billion in 2023, up 3.3% from the previous record set the year before. The increase was contributed with expansion in total livestock and livestock products receipts by 9.5%, partially offset by decline in total crop receipt by 0.1%.

The 2021 Census of Agriculture recorded 1,851 farms in New Brunswick, representing a 17.9% decline from 2,255 farms in 2016. The number of farm operators also decreased by 17.6% over the same period, falling to 2,475. The average age of farm operators in the province rose by 1.4 years to 57.0 in 2021, exceeding the national average of 56.0 years. Total farm area in New Brunswick contracted by 18.0% to 685,378 acres, though the average farm size remained stable at 370 acres, unchanged from 2016. By comparison, total farm area across Canada declined by 3% over the five-year period.

From 2016 to 2021, New Brunswick's tame hay acreage declined by 11.2% to 142,738 acres. In contrast, the province's total harvested potato area increased by 7.5% from 2016, reaching 50,515 acres in 2023. New Brunswick reported 3.5 million maple taps in 2021, the second highest in Canada after Quebec, marking a 54.2% increase since 2016. This represents the strongest growth in maple taps nationwide.

New Brunswick's dairy cow population declined by 8.4% between 2016 and 2021, falling from 18,031 to 16,599. Despite this reduction, advancements in animal nutrition, genetics, and production practices led to a 10% increase in annual milk output, rising from 144.2 million litres in 2016 to 159.1 million litres in 2021. Over the same period, the province's pig population grew by 16%, with total headcount increasing by 5,002 to reach 35,717 in 2021.

Fishing

New Brunswick is the country's second largest exporter of fish and seafood products with approximately $1.7 billion in export sales in 2023, which is down 10.6% from the previous year. The top exported fish and seafood products in 2023 were lobster - valued at $892.9 million, salmon valued at $327.4 million, and crab valued at $220.5 million. The largest market for the province's seafood exports continues to be the United States, with sales of $1.4 billion in 2023, or 80.8% of market share.

Secondary Industries

Manufacturing

Reported sales of New Brunswick manufacturers went from $26.9 billion in 2022 to $24.0 billion in 2023, a 10.9% decrease. On the national level, manufacturing sales registered an increase of 0.6% in 2023.

Provincial sales of non-durable goods, which represent 84.3% of total manufacturing sales, declined by 10.6%, along with decline of durable goods by 12.5% in 2023. After New Brunswick's two consecutive record wood product manufacturing of $2.6 billion in 2021 and $2.4 billion in 2022, it moderated with declined of 30.1%, to $1.7 billion in 2023. Fabricated metal product manufacturing sales were at $763.3 million in 2023, up 14.2% from the previous year.

The manufacturing sector had 28,200 employees in 2023, an increase of 1.8% compared to 2022. Average weekly earnings for the sector grew 7.5% to $1,174.0 in 2023. The sector amounted to 9.8% of provincial GDP in 2023.

The table below sets forth the leading industrial groups in New Brunswick's manufacturing sector, according to the gross selling value of factory sales, for the years 2019 through 2023.

Gross Selling Value of Factory Sales

Year Ended December 31,

Industry	2019	2020	2021	2022	2023	CAGR[1] 2019-2023
	(In millions of dollars)					
Non-durable product manufacturing	15,123.66	12,007.24	16,741.82	22,613.92	20,218.51	7.5%
Durable product manufacturing	3,289.10	3,163.47	4,197.03	4,297.35	3,760.59	3.4%
Total	18,412.76	15,170.71	20,938.85	26,911.26	23,979.10	6.8%

Source: Statistics Canada — CAGR: Compound annual growth rate

Service Industries

Trade

Retail trade in New Brunswick climbed to $17.3 billion in 2023, an increase of 4.8%, while nationally retail trade saw an 1.9% expansion. Sales were down, in dollar terms, for furniture, home furnishings, electronics and appliances retailers (-8.3%) and gasoline stations and fuel vendors (-2.3%). All other subsectors reported gains, notably health and personal care retailers (+14.2%); sporting goods, hobby, musical instrument, book, and miscellaneous retailers (+11.2%); and motor vehicle and parts dealers (+7.5%). Retail trade represents 6.5% of provincial real GDP and in 2023 employed 46,700 people.

Wholesale trade sales grew by 31.6% on a year-over-year basis, following a growth of 6.0% in 2022. Gains were recorded for machinery, equipment and supplies merchant wholesalers (+10.4%) and motor vehicle and motor vehicle parts and accessories merchant wholesalers (+5.0%). The wholesale trade industry accounts for 3.5% of provincial real GDP and employed 10,600 people.

Provincial employment across both trade industries when combined decreased by 2.4% (-1,400 jobs) in 2023. Average weekly earnings in the retail trade industries decreased by 0.2%, while the wholesale trade industries saw an increase of 2.3%.

Transportation and Warehousing

Employment across the transportation and warehousing industry increased by 500 jobs (+2.7%) in 2023 compared to the previous year. Average weekly earnings in this sector increased by 3.6%. This sector accounts for 4.4% of provincial real GDP.

Port Saint John reported its overall cargo tonnage for 2023 at 27.9 million metric tonnes, representing a 1.7% increase over the previous year figure. Dry bulk exports reached 2.4 million metric tonnes in 2023 (+60.6%), driven mainly by an increase in potash exports to 2.3 million metric tonnes (up from 1.3 metric tonnes in 2022) – an increase of 80.6%. Liquid bulk saw a contraction of 1.8% in 2023. In 2023, Port Saint John celebrated 35 years of welcoming cruise ships with 75 ship visits. The guest count reached 174,229, showing a 17.8% increase from 2022.

Finance, Insurance and Real Estate

Employment across the finance, insurance, real estate and leasing industry increased to 20,100 jobs in 2023 compared to 18,600 in 2022 (+8.1%). Output from this industry increased by 2.2% in 2023 and now accounts for 19.2% of total provincial real GDP.

Tourism

Employment in the accommodation and food services industry increased by 5.5% (+1,100 jobs) to 21,200 in 2023. Average weekly earnings in the industry grew by 3.4%.

In 2023, the number of rooms sold by accommodations in New Brunswick rose by 7.8% to 1,878,114, with the occupancy rate increasing from 53.5% in 2022 to 57.4%. The number of rooms sold by accommodations in New Brunswick reached pre-pandemic level (+2.0%). Sales to international travelers grew significantly, reaching 136,546 rooms, a 23.1% increase from 110,930 in 2022. Meanwhile, room sales to New Brunswick residents totaled 905,652, marking an 8.2% rise from 837,402 the previous year.

Foreign Trade

Trade

Year Ended December 31,

	2019	2020	2021	2022	2023
	(In millions of dollars unless otherwise indicated)				
Exports of Goods and Services	**26,556**	**22,118**	**28,016**	**33,394**	**32,145**
Exports to other countries	14,297	10,989	15,449	18,920	17,561
Exports of goods to other countries	12,769	9,709	13,937	17,125	15,526
Exports of services to other countries	1,528	1,280	1,512	1,795	2,035
Exports to other provinces	12,259	11,129	12,567	14,474	14,584
Exports of goods to other provinces	7,421	6,831	7,920	9,443	9,183
Exports of services to other provinces	4,838	4,298	4,647	5,031	5,401
Ratio of Exports to Nominal GDP	*69.8%*	*59.2%*	*67.9%*	*73.3%*	*68.3%*
Imports of Goods and Services	**32,854**	**28,771**	**35,370**	**42,288**	**42,166**
Imports from other countries	20,260	16,354	20,883	25,888	25,667
Imports of goods from other countries	18,560	14,868	19,352	23,849	23,369
Imports of services from other countries	1,700	1,486	1,531	2,039	2,298
Imports from other provinces	12,594	12,417	14,487	16,400	16,499
Imports of goods from other provinces	4,813	4,862	6,072	7,001	6,544
Imports of services from other provinces	7,781	7,555	8,415	9,399	9,955
Ratio of Imports to Nominal GDP	*86.3%*	*77.0%*	*85.7%*	*92.8%*	*89.6%*
Trade Balance	**-6,298**	**-6,653**	**-7,354**	**-8,894**	**-10,021**
Gross Domestic Product at Market Prices	38,057	37,354	41,290	45,571	47,035
Source: Statistics Canada	This is nominal (due to rounding)				

On an economic accounts basis, the overall value of New Brunswick's total export of goods and services was estimated at $32,145 million in 2023 (in nominal terms), down 3.7% from 2022. International exports as a percentage of nominal GDP were 37.3% in 2023, down from 41.5% in 2022. Nationally, foreign bound exports accounted for approximately 33.3% of Canadian nominal GDP in 2023, down 0.6 percentage points from 2022.

Foreign Exports of Commodities

The U.S. market still accounts for the bulk of the province's export sales. In 2023, the United States purchased 92.1% of the province's foreign commodity exports, compared to 92.4% in 2022. Energy products accounted for 33.7% of all commodity exports in 2023, was down from 35.0% in the previous year. Basic and industrial chemical, plastic and rubber products reported an increase in its share of total foreign commodity exports to 31.8% in 2023, up 0.6 percentage point from 2022. Furthermore, 13.6% of export earnings were due to forestry products and building and packaging materials in 2023, representing a decrease of 0.8 percentage points from 2022.

The table below outlines New Brunswick's foreign commodity exports from 2019 to 2023. Energy products, the largest export category, grew at a compound annual rate of 13.2%. Basic and industrial chemicals, plastics, and rubber products

saw a compound annual growth rate of 6.1% over the same period, while forestry products and building and packaging materials recorded a 4.9% annual growth rate.

Foreign Exports of Commodities

Year Ended December 31,

	2019	2020	2021	2022	2023	CAGR(%) 2019-2023
Farm, fishing and intermediate food products	1,504.8	1,181.7	1,832.2	1,636.7	1,461.2	-0.7%
Energy products	3,456.0	2,774.7	3,965.5	6,583.0	5,677.0	13.2%
Metal ores and non-metallic minerals	109.0	191.2	168.2	146.6	119.0	2.2%
Metal and non-metallic mineral products	323.7	170.9	106.1	184.2	105.5	-24.4%
Basic and industrial chemical, plastic and rubber products	4,237.5	2,847.5	4,762.0	5,880.5	5,370.6	6.1%
Forestry products and building and packaging materials	1,899.5	1,940.5	2,490.2	2,720.2	2,301.7	4.9%
Industrial machinery, equipment and parts	168.2	136.7	158.4	218.5	259.5	11.5%
Electronic and electrical equipment and parts	74.1	70.2	79.6	92.5	96.0	6.7%
Motor vehicles and parts	57.1	43.9	53.2	53.5	57.2	0.1%
Aircraft and other transportation equipment and parts	135.5	32.4	25.9	60.8	57.0	-19.5%
Consumer goods	1,054.9	853.9	1,126.2	1,158.9	1,287.1	5.1%
Special transactions trade	69.7	63.4	61.8	67.4	74.6	1.7%
Total	13,089.8	10,307.0	14,829.2	18,802.7	16,866.3	6.5%

Source: Statistics Canada CAGR: Compound annual growth rate Totals may not add up due to rounding

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2019 to 2023. The largest component, energy products, decreased by 18.0% in 2023, after a steep increase of 50.9% in 2022.

Foreign Imports of Commodities

Year Ended December 31,

	2019	2020	2021	2022	2023	CAGR(%) 2019-2023
			(In millions of dollars)			
Farm, fishing and intermediate food products	656.1	495.0	799.4	582.6	502.9	-6.4%
Energy products	8,304.8	5,823.8	9,401.2	14,184.0	11,627.8	8.8%
Metal ores and non-metallic minerals	208.9	29.2	23.1	26.7	29.2	-38.8%
Metal and non-metallic mineral products	200.7	181.1	220.3	283.5	268.8	7.6%
Basic and industrial chemical, plastic and rubber products	747.5	448.7	633.4	632.3	829.9	2.6%
Forestry products and building and packaging materials	383.2	366.8	428.7	526.2	523.7	8.1%
Industrial machinery, equipment and parts	531.4	477.8	469.9	638.4	711.5	7.6%
Electronic and electrical equipment and parts	203.7	188.8	173.0	242.8	290.5	9.3%
Motor vehicles and parts	441.7	395.4	465.7	395.5	452.1	0.6%
Aircraft and other transportation equipment and parts	107.6	49.3	96.6	74.5	152.3	9.1%
Consumer goods	574.8	576.5	663.2	612.2	590.6	0.7%
Special transactions trade	28.6	29.4	33.2	27.4	43.6	11.2%
	12,388.8	9,062.0	13,407.8	18,226.2	16,022.8	6.6%

Source: Statistics Canada CAGR: Compound annual growth rate Totals may not add up due to rounding

New Investment

Preliminary estimates from Statistics Canada indicate that capital investment in New Brunswick reached $5.0 billion in 2023, marking a 1.4% increase from $4.9 billion in the previous year. This growth was led by a 4.9% rise in private sector investment, while public sector investment saw a decline of 4.1%.

Gains in investment were observed in 11 out of 14 sectors with available data, with the largest hikes occurring in manufacturing (+$98.5 million); public administration (+$38.9 million) and educational services (+38.8 million). Conversely, the largest declines were seen in utilities (-$198.1 million) ; transportation and warehousing (-$140.6 million) and agriculture, forestry, fishing and hunting (-$21.3 million).

Construction expenditures increased by 1.7%, complemented by a 1.1% rise in investment in machinery and equipment.

Residential investment declined by 3.9% in 2023, following a 16.9% expansion in the previous year. Housing starts declined by 2.8% (to reach 4,547 total units) in 2023, following an expansion of 22.2% in 2022. Multiple-unit starts registered a decline of 3.9%, along with a decline of single-detached unit starts by 0.3% in 2023. Among the three primary urban centers, Moncton experienced a positive growth in activity, registering a 4.4% increase. In contrast, Fredericton and Saint John faced contractions, as activity declined by 22.9% and 10.9%, respectively.

Non-residential building construction investment saw robust growth of 26.8% in 2023, driven by notable increases across key sectors: institutional and governmental construction surged by 45.9%, while industrial construction expanded by 31.7% and commercial construction rose by 11.2%.

The construction industry reached its second-highest employment level since 1976, surpassed only by 2011.With an increase of 1,700 jobs, the total employment in the sector reached to 30,900 positions. The industry now accounts for 7.5% of total provincial GDP.

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the *Constitution Act, 1867* and the *Constitution Act, 1982* provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The *Financial Administration Act* governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province. All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province. Monies necessary for the carrying out of the operations of the provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority. In addition, under the authority of the *Financial Administration Act,* should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly. Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the *Financial Administration Act* and certain other Acts, funds received for a special purpose are to be disbursed for that purpose. Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly. At March 31, 2024, the balance of unspent special purpose funds was $205.6 million.

Funds may also be considered as Special Operating Agency Funds. Revenue may be generated by the Agencies or from transfers from other budgetary accounts. Any unspent balance of these funds may, with permission from the Treasury Board as per the *Financial Administration Act*, be carried forward to subsequent fiscal years. At March 31, 2024, the balance of unspent special operating funds approved for carry-over was $105.5 million. All transactions between the Special Operating Agencies and provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General. The Auditor General is an official responsible under the provisions of the *Auditor General Act* for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly. The consolidated financial statements include certain organizations that are accountable to the Legislative Assembly and are included in the Provincial Reporting Entity as described in Note 1(b) and (c) to the consolidated financial statements. The methods by which the various organizations are included in the Province's consolidated financial statements are also outlined in Schedule 25.

Each fiscal year, the Minister of Finance and Treasury Board delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly. The Minister of Finance and Treasury Board reports on the status of the budget plan during the year. The Budget Estimates include the revenue and expenditures of some provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The following table sets forth information regarding the surplus (deficit) for the four fiscal years ended March 31, 2024 and the Budget Estimates for the fiscal year ending March 31, 2025.

Comparative Statement of Surplus (Deficit)

Year Ending March 31

BUDGETARY ACCOUNTS	**2021**	**2022**	**2023**	**2024**	**Budget Estimates 2025**
		(In thousands of dollars)			
Ordinary Account					
Revenues	9,925,016	10,903,924	11,956,374	12,416,082	12,774,173
Expenditures	9,197,594	9,761,187	10,567,035	11,470,189	12,113,180
Deficit	727,422	1,142,737	1,389,339	945,893	660,993
Capital Account					
Revenues	32,638	47,287	49,494	46,291	26,820
Expenditures	555,316	632,814	774,350	949,016	1,198,522
Deficit	(522,678)	(585,527)	(724,856)	(902,725)	(1,171,702)
Special Purpose Account					
Revenues	83,558	146,113	146,411	195,835	139,411
Expenditures	71,298	114,876	142,430	165,185	152,565
Surplus (Deficit)	12,260	31,237	3,981	30,650	(13,154)
Special Operating Agency Account					
Revenues	163,223	265,762	252,794	301,217	346,476
Expenditures	148,388	234,502	251,813	305,416	345,354
Surplus	14,835	31,260	981	(4,199)	1,122
Sinking Fund Earnings	203,085	208,497	216,772	235,610	207,400
Accounting Adjustments					
Revenue	(45,982)	151,058	(662,185)	(7,858)	(198,084)
Expenditure	(86,374)	(111,628)	(138,599)	(207,955)	(198,084)
Consolidated and Operating Revenue	10,361,538	11,722,641	11,959,660	13,187,177	13,296,196
Consolidated Expenditures	9,886,222	10,631,751	11,597,029	12,681,851	13,611,537
Add: Amortization Expense	522,716	547,058	567,190	598,502	662,659
Less: Gross Investment in Tangible Capital Assets	(494,535)	(556,370)	(702,027)	(801,775)	(1,018,860)
Other Accounting Adjustments	47,353	333,434	(504,045)	207,820	---
Operating Expense	9,961,756	10,955,873	10,958,147	12,686,398	13,255,336
Contingency Reserve					
Surplus (Deficit)	399,782	766,768	1,001,513	500,779	40,860
Decrease (increase) in Net Debt from Operations	475,316	1,090,890	362,631	505,326	(315,341)

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2024 and the Budget Estimates for the fiscal year ending March 31, 2025.

Changes in Cash Flow

	2021	2022	2023	2024	Budget Estimates[1] 2025
		(In millions of dollars)			
Operating Transactions					
Surplus (Deficit)	399.8	766.8	1,001.5	500.8	40.9
Non-Cash Items					
Amortization of Premiums, Discounts and Issue Expenses	(0.1)	(6.6)	(6.4)	(6.1)	-
Foreign Exchange Expense	(4.9)	(2.5)	(0.5)	---	-
Increase (Decrease) in Provision for Losses	27.9	3.2	(4.2)	(7.2)	-
Sinking Fund Earnings	(203.1)	(208.5)	(216.8)	(235.6)	(207.4)
Amortization of Tangible Capital Assets	522.7	547.0	567.2	598.4	662.6
Loss on Disposals and Impairments of Tangible Capital Assets	46.4	6.3	19.0	4.5	-
Actual Losses Due to Foreign Exchange	2.9	0.5	0.4	---	-
Increase (Decrease) in Liabilities for Employee Future Benefits	47.0	(31.7)	(76.0)	15.4	-
(Decrease) increase in Deferred Revenue	16.1	55.3	(98.1)	(12.9)	-
Increase (Decrease) in Working Capital	20.0	21.2	251.2	(656.6)	-
Net Cash From Operating Activities	874.7	1,151.0	1,437.3	200.7	496.1
Investing Transactions					
Decrease (increase) in Investments, Loans and Advances	(46.6)	(396.8)	407.8	(102.2)	(92.9)
Non-Cash Adjustment in Investing Activities	37.1	329.0	(341.4)	66.0	-
Net Cash Used n Investing Activities	(9.5)	(67.8)	66.4	(36.2)	(92.9)
Capital Transactions					
Purchase of Capital Assets	(494.5)	(556.4)	(701.9)	(801.8)	(1,018.9)
Financing Transactions					
Net Proceeds from Issuance of Funded Debt	1,361.2	806.7	1,106.5	1,325.2	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	48.9	---	97.8	---	-
Decrease in Obligations Under Capital Leases	(48.6)	(47.3)	(63.2)	(58.0)	-
Sinking Fund Installments	(190.5)	(177.3)	(167.6)	(169.0)	-
(Decrease) Increase in Short term borrowing	(147.9)	(200.6)	412.1	(296.6)	-
Funded Debt Matured	(1,337.9)	(706.8)	(1,640.9)	(1,154.5)	-
Net Cash (Used in) From Financing Activities	(314.8)	(325.3)	(255.3)	(352.9)	---
Increase (decrease) in Cash Position during Year	55.9	201.5	546.5	(990.2)	(615.7)
Cash Position – Beginning of Year	2,973.4	3,029.3	3,230.8	3,777.3	2,787.1
Cash Position – End of Year	3,029.3	3,230.8	3,777.3	2,787.1	2,171.4
Cash Represented by					
Cash and Short term Investments	3,029.3	3,230.8	3,777.3	2,787.1	2,171.4

[1] The Budget Estimates do not include estimates of total borrowing requirements of the Province. For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements" and "Financing-Funded Debt Maturity Schedule", respectively.
(-) Denotes no estimate provided.

2023-2024 Public Accounts

For the fiscal year ended March 31, 2024, there was a surplus of $500.8 million. This represents an improvement of $460.5 million from the budgeted surplus of $40.3 million. Operating revenues were $13,010.3 million, $817.8 million higher than the budgeted amount of $12,192.5 million. Revenues were up mainly due to higher than budgeted taxation revenue, mostly attributable to Harmonized Sales Tax and Personal Income Tax sources. Operating expenses were $12,509.5 million, $357.3 million higher than the budgeted amount of $12,152.2 million. Expenses were up mainly due to higher than budgeted expenses in the Health sector. Net debt decreased by $505.5 million for the year compared to the budgeted increase of $183.3 million.

Major Sources of Ordinary Account Revenue for 2024-2025

The major sources of ordinary account revenue for the Province are payments from the federal government, income taxes and consumption taxes. For the fiscal year ending March 31, 2025, the Province's revenue is budgeted at $12,774.2 million, projecting an increase of 2.9% from the fiscal year ended March 31, 2024. Overall, this represents a projected increase of $358.1 million in revenue. The principal factors that have increased revenue are Federal Government Payments ($304.6 million) and Personal Income Taxes ($96.1 million), and is partially offset by a decrease in Miscellaneous revenue (-$81.7 million).

The following table shows the percentage sources of ordinary account revenue beginning with fiscal year ended March 31, 2021 through to the Budget Estimates for the fiscal year ending March 31, 2025.

Ordinary Account Revenue Sources

	Year Ending March 31,					
	2021	2022	2023 (%)	2024	Budget Estimates 2025	CAGR[1] 2021-2025
Taxes						
Personal Income	18.5	17.8	20.1	18.9	19.1	7.3
Corporate Income	3.8	5.0	8.2	5.5	5.7	18.0
Consumption	19.2	20.9	19.9	21.5	20.8	8.7
Property	6.0	5.7	4.9	4.2	4.3	(1.7)
Miscellaneous	1.0	0.9	0.9	0.9	1.0	6.2
Total Taxes	48.4	50.4	54.1	51.0	50.9	7.8
Other Revenue						
Licenses, Permits and Fees	6.2	6.0	5.9	6.3	5.6	3.9
Federal Government Payments	40.5	36.8	34.2	37.0	38.3	5.1
Government Business Enterprises	3.3	4.0	2.8	3.1	3.3	6.3
Miscellaneous	1.6	2.8	3.0	2.6	1.9	11.2
Total Revenue	100.0	100.0	100.0	100.0	100.0	
Total Ordinary Account Revenue (millions of dollars)	9,925.0	10,903.9	11,956.4	12,416.1	12,774.2	6.5

[1] Compound annual growth rate

Personal and Corporate Income Taxes

Provincial Taxes

Personal Income Taxes

New Brunswick's provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement.

Effective for the 2023 taxation year, provincial personal income tax rates were lowered as follows:

- The personal income tax rate on the 2nd income bracket was lowered from 14.82% to 14%
- The personal income tax rate on the 3rd income bracket was lowered from 16.52% to 16%
- The 4th personal taxable income bracket was eliminated and will be taxed at the same rate as the 3rd bracket – a lowering from 17.84% to 16%
- The personal income tax rate on the highest income bracket was lowered from 20.3% to 19.5%

The table below shows the New Brunswick provincial personal income tax rates from 2021 through 2023.

2021	2022	2023
9.40% on first $43,835	9.40% on first $44,887	9.40% on first $47,715
14.82% on $43,835 to $87,671	14.82% on $44,887 to $89,775	14% on $47,715to $95,431
16.52% on $87,671 to $142,534	16.52% on $89,775 to $145,955	16% on $95,431to $176,756
17.84% on $142,534 to $162,383	17.84% on $145,955 to $166,280	19.5% over $176,756
20.3% over $162,383	20.3% over $166,280	

Tax brackets and most provincial income tax credit amounts are indexed annually by national CPI.

Corporate Income Taxes

The corporate income tax ("CIT") is calculated as a percentage of corporate taxable income as defined for federal tax purposes. The current general corporate income tax rate is 14 per cent.

New Brunswick's small business CIT rate is 2.5 per cent and applies to the first $500,000 of active business income of small Canadian-controlled private corporations. The benefit of this rate is reduced for businesses with taxable capital of more than $10 million and does not apply to those with taxable capital in excess of $50 million. For tax years starting after April 6, 2022, the Government of Canada extended the range over which the business limit is reduced based on the taxable capital employed in Canada. The new range is $10 million to $50 million in taxable capital; it was previously $10 million to $15 million.

Capital Taxes

New Brunswick does not apply a capital tax on businesses except for deposit accepting financial institutions. For banks, loan companies and trust companies, New Brunswick applies a capital tax on paid-up capital in excess of $10 million. The Province administers the capital tax on financial institutions. The Financial Corporations Capital Tax is deductible for federal and provincial corporate income tax purposes.

The Financial Corporation Capital Tax ("FCCT") rate for banks is 5%. The rate for other types of deposit accepting financial institutions is 4%.

Harmonized Sales Tax

Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax ("HST"). The HST is a value-added tax composed of the federal goods and services tax ("GST") and a provincial component. The federal government administers the HST. The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal *Excise Tax Act*.

The current provincial portion of the HST rate in New Brunswick is 10%. The current joint federal-provincial HST rate in New Brunswick is 15%.

New Brunswick provides an HST credit to help protect low-to-middle income New Brunswickers. A refundable provincial HST credit is provided in the amount of $300 for individuals, $300 for spouse or equivalent, and $100 per child under the age of 19. Single parent families receive a $300 credit for their first child. The full HST credit is provided to New Brunswickers with a family income of less than $35,000 per year. The credit is reduced by two cents for every dollar of income above $35,000 per year. This means that individuals with income of less than $50,000 per year, or a family of two adults and two children with income of less than $75,000 per year could receive some benefit from the HST credit.

Under the HST, businesses receive full input tax credits for tax paid on business purchases. As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g., basic groceries). In addition, a number of rebates and credits are available. In New Brunswick, books receive a point-of-sale rebate on the 10% provincial portion of the HST.

Gasoline and Motive Fuel Taxes

The current gasoline tax rate is 10.87 cents per litre and the motive fuel tax (diesel) rate is 15.45 cents per litre. The tax rates for other taxable fuels are as follows: 2.5 cents per litre on aviation fuel; 4.3 cents per litre on locomotive fuel; and, 6.7 cents per litre on propane.

Carbon Tax

Effective April 1, 2020, the New Brunswick carbon tax was implemented, replacing the federally-imposed carbon tax under the federal backstop. The made-in-New Brunswick approach applied to 20 separate fuels, and carbon tax rates were set in accordance with the federal schedule.

Effective July 1, 2023, the provincial carbon tax was eliminated and the federally-imposed carbon tax took effect again in New Brunswick. The federal government is also responsible for the recycling of this revenue, including the provision of Canada Carbon Rebate payments to New Brunswickers.

Tobacco Tax

Tobacco taxes are an important tool that governments can use to help discourage smoking and pay for the additional costs smoking imposes on the health care system.

The tobacco tax is 25.52 cents per cigarette or gram of loose or fine cut tobacco.

The tax rate that is applied to cigars is 75% of the normal retail price.

Cannabis Duty Rate

The federal government legalized the sale of cannabis, dried cannabis, cannabis oils, plants and seeds, effective October 17, 2018. On October 17, 2019, the sale of cannabis extracts, topicals and edibles was also legalized for sale beginning in December 2019.

Federal legislation allows for a coordinated cannabis taxation framework with respect to cannabis products in provinces and territories that wish to participate. In June 2018 New Brunswick signed its bilateral agreement - Coordinated Cannabis Taxation Agreement ("CCTA").

The duty rate is set by the federal government. For dried and fresh cannabis, cannabis plants, and cannabis seeds, only the greater of a flat-rate cannabis duty and an *ad valorem* cannabis duty is payable. If the flat-rate and *ad valorem* cannabis duty amounts are equal, then the flat-rate cannabis duty is payable. For cannabis extracts, edibles, and topicals, a single flat-rate duty applies.

Dried and fresh cannabis, cannabis plants, and cannabis seeds in New Brunswick are subject to either an *ad valorem* duty of 10 per cent OR a flat-rate duty of:

- $1.00 per gram of flowering material included in the cannabis product for dried or fresh cannabis products;
- $0.30 per gram of non-flowering material included in the cannabis product for dried or fresh cannabis products;
- $1.00 per viable seed included in the cannabis product; and
- $1.00 per vegetative cannabis plant included in the cannabis product.

Cannabis extracts (including oil), edibles, and topicals are subject to a flat-rate duty of $0.01 per milligram of tetrahydrocannabinol (THC).

Currently, the Government of New Brunswick receives 75 per cent of the duty revenues generated in respect of products intended to be sold within the province, with 25 per cent going to the federal government.

Property Taxes

The 2022-2023 Budget announced that provincial property tax rate reductions will be phased in over a three-year period, beginning with the 2022 property taxation year. These reductions will result in a 50% provincial property tax rate reduction for non-owner-occupied residential properties and a 15% provincial property tax rate reduction for both other residential properties and non-residential properties.

Legislation received Royal Assent in Fall 2022 to accelerate the phase-in, with the provincial property tax rate reductions fully implemented for the 2023 taxation year.

Effective for the 2023 and future taxation years, New Brunswick will levy a provincial real property tax of $0.5617 per $100 of assessment on property classified as non-owner-occupied residential property, including apartments and residential rental housing. The provincial tax rate on property classified as other residential is set at $1.0345 per $100 of assessment. A provincial property tax rate of $0.4115 per $100 assessment is imposed on all owner-occupied residential property in a former Local Service District ("LSD") now located in a local government or rural district. Effective for the 2023 and future taxation years, New Brunswick will levy a provincial real property tax of $1.8560 per $100 of assessment on real property classified as non-residential property. In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment.

For the 2022 and 2023 property taxation years, a temporary property tax relief program for owners of eligible residential rental properties (four units or more) and non-residential properties is available. For eligible properties, the value of the annual relief is equal to the provincial and local property taxes on the annual assessment increase exceeding 10%.

Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province. Local government taxes are collected by the Province and are remitted back to the local government. In former unincorporated areas, the local tax is collected and retained by the Province for those local services the Province continues to provide.

Effective for the 2023 subsequent taxation years, local governments have additional flexibility in the setting of the local tax rate for non-residential and heavy industrial properties. Local governments can set the non-residential property tax rate within a range of 1.4 to 1.7 times the residential rate (versus the previous fixed factor of 1.5 times).

Also effective for the 2023 taxation year, a new heavy industrial property classification was introduced and local governments can levy a separate property tax rate – that differs from that of other non-residential properties – on heavy industrial properties. The local heavy industrial rate can be set within a range of 1.4 to 1.7 times the residential rate.

On behalf of the Residential Tenancies Tribunal under the *Residential Tenancies Act*, a fee of 4.86 cents per $100 of assessment is also imposed on residential property that is not owner-occupied and is not exempt under the *Assessment Act*.

The real property transfer tax is a one-time payment on the purchase of a property when the deed is registered. The real property transfer tax rate is 1% and applies to the greater of the sale price or assessed value of the property.

Federal-Provincial Fiscal Arrangements

Fiscal Equalization Payments

New Brunswick is one of six provinces to receive fiscal equalization payments from the federal government. The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation. New Brunswick's equalization payment for the fiscal year ended March 31, 2023 was $2,360.0 million and for the fiscal year ended March 31, 2024 was $2,631.3 million. Fiscal equalization payments accounted for 19.7% of total ordinary revenue for the fiscal year ended March 31, 2023 and 21.2% of the total ordinary revenue for the fiscal year ended March 31, 2024.

Canada Health Transfer ("CHT") and Canada Social Transfer ("CST")

In 2023-2024 the federal government provided annual funding through the CHT and CST in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories. For the fiscal year ended March 31, 2023, major health and social transfers totaled $1,316.4 million which accounted for 11.0% of total ordinary revenue. For the fiscal year ended March 31, 2024, major health and social transfers totaled $1,406.5 million which accounted for 11.3% of total ordinary revenue. The legislated growth of the total CHT cash envelope grew at 6% annually through 2016-2017. Beginning 2017-2018, the total CHT cash envelope will grow in line with a three -year moving average of nominal GDP, with a 3% floor. The legislated growth of the total CST cash envelope will continue to grow at 3%.

Fiscal Stabilization Program

Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a Province when total revenues of that Province, as per the federal definition, fall short of the previous year's total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2024 the Province's ordinary expenditure was $11,470.2 million, 9% higher than the ordinary expenditure for the fiscal year ended March 31, 2023. The net increase of $903.2 million was due in large part to increased expenditures in Health, Education and Training, Social Development and Central Government. These increases were partially offset by decreased expenditures in Labour and Employment. The total budget for ordinary account expenditures for the year ending March 31, 2025 is $ 12,113.2 million.

Ordinary Account Expenditure

	Year Ending March 31,				Budget Estimates
	2021	2022	2023	2024	2025
	(In millions of dollars)				
Central Government	839.5	778.2	870.3	933.2	1,272.1
Economic Development	152.3	174.0	189.6	195.8	225.4
Education and Training	1,984.8	2,132.6	2,333.6	2,532.5	2,716.9
Labour and Employment	151.5	162.3	196.9	177.7	177.1
Social Development	1,367.5	1,459.5	1,598.8	1,795.5	1,940.9
Health	3,189.2	3,512.6	3,813.1	4,178.6	4,026.7
Protection Services	340.9	336.0	342.4	399.3	383.3
Resources	187.4	199.8	266.6	284.6	366.0
Service of the Public Debt	646.7	634.5	563.6	565.7	608.0
Transportation and Infrastructure	337.7	371.7	392.1	407.3	396.8
	9,197.5	9,761.2	10,567.0	11,470.2	12,113.2

Economic Development

Budgeted Economic Development expenditure of $225.4 million represents 1.9% of the total budgeted expenditure for the fiscal year ending March 31, 2025 and is made up of the Department of Tourism, Heritage and Culture ($80.7 million), Opportunities New Brunswick ($46.5 million), the Regional Development Corporation ($80.9 million), and Consolidated Entities ($17.3 million).

Education and Training

The Province budgeted $2,716.9 million (22.4% of total budgeted expenditure) for the fiscal year ending March 31, 2025 for Education and Training expenditures. This is made up of estimated operating expenditures of elementary and secondary schools totaling $1,910.8 million, budgeted operating grants to universities estimated at $311.5 million, estimated grants to the New Brunswick Community Colleges of $107.0 million and other post-secondary budgeted expenses of $155.5 million, General Government expenditures estimated at $124.9 million, and expenditures of Consolidated Entities estimated at $107.2 million.

Labour and Employment

The Labour and Employment expenditure budget of $177.1 million represents 1.5% of the total budgeted expenditures for the fiscal year ending March 31, 2025. This is made up of estimated operating expenditures related to labour and employment of the Department of Post-Secondary Education, Training and Labour ($176.3 million) and Consolidated Entities ($0.8 million).

Social Development

The total budgeted expenditures in this area for the March 31, 2025 fiscal year are $1,940.9 million (16.0% of total budgeted expenditures). This is made up of programs with the Department of Social Development ($1,663.0 million), a portion of General Government ($4.0 million), and Consolidated Entities ($273.9 million). Programs included in the Department of Social Development are: an income security program, a child welfare and youth services program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health

The total budgeted expenditures in this area for the March 31, 2025 fiscal year are $4,026.7 million, 33.2% of total budgeted expenditure. The Province pays operating expenditures of approved public hospitals to cover the cost of supplying hospital services. The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents. For the fiscal year ending March 31, 2025, expenditure on health services is estimated at $3,798.2 million for the Department of Health, $91.5 million for a portion of General Government, and $137.0 million for Consolidated Entities.

Protection Services

The Protection Services budgeted expenditure of $383.3 million represents 3.2% of total expenditure budgeted for the fiscal year ending March 31, 2025 and is made up of the Department of Justice and Public Safety ($374.8 million), a portion of General Government ($5.5 million), and Consolidated Entities ($3.0 million).

Resources

Budgeted expenditure for Resources is $366.0 million and represents 3.0% of the total budgeted expenditure for the fiscal year ending March 31, 2025 and is made up of the Department of Agriculture, Aquaculture and Fisheries ($48.5 million), a portion of the Department of Environment and Local Government ($62.9 million), the Department of Natural Resources and Energy Development ($210.2 million), a portion of General Government ($3.3 million), and Consolidated Entities ($41.1 million).

Transportation and Infrastructure

The Transportation and Infrastructure services budgeted expenditures of $396.8 million represents 3.3% of the total budgeted expenditure for the fiscal year ending March 31, 2025. The Province budgeted $396.5 million for the planning, design and maintenance of highways and public buildings, and the operation of ferry services and $0.3 million for a portion of General Government.

Central Government

The Central Government expenditure of $1,272.1 million estimated for the fiscal year ending March 31, 2025 represents 10.5% of total budgeted expenditure and is made up of expenditures of the Department of Finance and Treasury Board ($49.1 million), a portion of the Department of Environment and Local Government ($110.4 million), General Government ($980.7 million), other central agencies ($60.7 million), and Consolidated Entities ($71.2 million).

Service of the Public Debt

For the fiscal year ending March 31, 2025 the estimate of $608.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 5.0% of the total budgeted expenditure.

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2024 and the Budget Estimates for the fiscal year ending March 31, 2025. The table also shows the total amount of recoveries through cost-sharing agreements with the federal government.

Net Capital Expenditure

	2021	2022	2023	2024	Estimate 2025
		(In thousands of dollars)			
EXPENDITURES					
Bridges	23,782	45,471	57,775	81,745	92,920
Economic and Regional Development	38,485	37,242	37,483	56,495	63,700
Highways	276,005	268,140	340,162	417,321	412,063
Hospitals	90,915	108,469	126,178	131,930	199,813
Maritime Provinces Higher Education Commission – Capital Grants	1,999	2,286	2,000	2,166	2,200
Other Public Buildings	42,545	77,647	99,202	111,464	156,471
Permanent Parks	9,561	10,364	12,334	9,445	20,039
Schools	53,164	63,018	74,862	105,590	187,458
Vehicles	16,246	17,414	22,453	30,598	30,000
Other	2,614	2,763	1,901	2,262	33,858
	555,316	632,814	774,350	949,016	1,198,522
RECOVERIES					
Recoveries from Canada - Highways	20,000	39,899	42,729	14,291	23,620
Other Recoveries	12,638	7,388	6,765	32,000	3,200
	32,638	47,287	49,494	46,291	26,820
Net Capital Expenditures	522,678	585,527	724,856	902,725	1,171,702

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature. For the fiscal year ending March 31, 2025, gross revenue is estimated at $346.5 million from the various agencies and expenditures are estimated at $345.4 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry. Such assistance has been channeled principally through Opportunities New Brunswick, the Regional

Development Corporation, the Department of Social Development, the Department of Agriculture, Aquaculture and Fisheries, and Post-Secondary Education, Training and Labour and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments. Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements. Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Economic Development

The Minister responsible for Opportunities New Brunswick is responsible for assistance provided under the *Opportunities New Brunswick Act:*

> *The Opportunities New Brunswick Act* authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council. At March 31, 2024, loans and guarantees under the *Opportunities New Brunswick Act* amounted to approximately $156.6 million. The allowance for doubtful accounts on these loans and guarantees amounted to $53.9 million.

The Minister responsible for Regional Development Corporation is responsible for assistance provided under the *Regional Development Corporation Act:*

> The Regional Development Corporation administers and manages agreements between the Province and the Government of Canada as assigned by the Lieutenant-Governor in Council. They provide assistance to the establishment and development of enterprises and institutions, the development of tourism and recreation facilities and assist municipalities and rural communities in planning and developing works or projects of benefit to the general public. At March 31, 2024, the total of loans outstanding was $9.2 million. The allowance for doubtful accounts on these loans totaled $3.4 million.

Agriculture, Aquaculture, and Fisheries

The Minister of Agriculture, Aquiculture and Fisheries is responsible for assistance provided under the *Agricultural Development Act* and the *Fisheries and Aquaculture Development Act*:

> *The Agricultural Development Act* provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province. At March 31, 2024, loans and guarantees outstanding were $12.0 million. The allowance for doubtful accounts totaled $8.0 million.

> *The Fisheries and Aquaculture Development Act* provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment. At March 31, 2024, loans and guarantees outstanding amounted to $16.8 million. The allowance for doubtful accounts totaled $8.4 million.

Social Development

The Department of Social Development carries out the provincial government's housing policies. Loans are issued pursuant to the *New Brunswick Housing Act*. At March 31, 2024, loans under the *New Brunswick Housing Act* totaled $31.3 million. The allowance for doubtful accounts on these loans totaled $9.5 million. In accordance with Canadian public sector accounting standards, loans that will be repaid through future provincial appropriations are expensed at the time of issue.

Post-Secondary Education, Training and Labour

The Department of Post-Secondary Education, Training and Labour administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2024, the total of student loans outstanding was $609.3 million. The allowance for doubtful accounts on these loans totaled $175.3 million.

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to the CPA Canada Handbook as well as several other relatively small items are not included in the budget since they are non-budgetary items. Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2024, were $1,800.0 million and for the fiscal year ending March 31, 2025, are estimated at approximately $1,593.0 million. These amounts include borrowing on behalf of NB Power in the amount of $150 million for the fiscal year ending March 31, 2025, and $500 million for the fiscal year ended March 31, 2024.

Non-Public Borrowing

The Province borrows from two non-public sources, the Canada Pension Plan ("CPP") and the New Brunswick Immigrant Investor Fund (2009) Ltd ("NBIIF").

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate. Prior to 1998 funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs. Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province's market rate. At March 31, 2024, New Brunswick had outstanding borrowings from the CPP of $515.2 million.

The NBIIF was established as a Crown corporation under the Department of Business New Brunswick to manage NB's share of funds from a federal immigrant program. The federal government program was established to attract immigrants to Canada. Under this program potential immigrants may make a financial investment of $800,000 as part of a requirement for attaining Canadian citizenship. The proceeds are divided and distributed among the participating provinces. A federal government condition of the program is that investors receive their principal back after five years. To ensure that this occurred, the NBIIF invested a portion of the money received from investors (collected by the federal government) in five year zero coupon government bonds. The Province of New Brunswick issued bonds directly to the NBIIF to the exact maturity date required. The first bonds were issued in February of 2011. The NBIIF bonds began maturing in September 2015. At March 31, 2024, New Brunswick had outstanding borrowings from NBIIF of $0.0 million.

Public Borrowing

At March 31, 2024, the Province had outstanding long-term borrowings for provincial purposes from non-CPP and NBIIF sources totaling $17,069.7 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars, Swiss Franc, Euro and UNITED STATES dollars. Not included in this amount is $5,275.0 million borrowed on behalf of NB Power.

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

Funded Debt

	Year Ended March 31,				
	2020	2021	2022 (In millions of dollars)	2023	2024
Canada Pension Plan Liabilities	787.4	734.4	659.6	586.4	515.2
New Brunswick Immigrant Investor Fund (2009) Ltd.	1	0	0	0	0
Provincial Purpose Public Debt	17,613.70	17,579.80	17,842.10	16,847.50	17,069.70
Advances to NB Power	4,794.70	4,700.80	4,600.00	5,075.00	5,275.00
Total	23,196.80	23,015.00	23,101.70	22,508.90	22,859.90

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding provincial purpose funded debt and certain ratios relating that growth to economic indicators. The following tables do not include $600 million borrowed during fiscal 2020, $300 million borrowed during fiscal 2021, $300 million borrowed during fiscal 2022, $700 million borrowed during fiscal 2023 and $500 million borrowed during fiscal 2024 on behalf of NB Power.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all provincial purpose funded debt. Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province. Interest earned on such investments is added to the sinking fund and is reinvested in approved securities. At March 31, 2024 the value of the sinking fund applicable to debt issued for provincial purposes amounted to $5,857.1 million. For the fiscal year ended March 31, 2024, earnings on investments held for the repayment of provincial purpose debt amounted to $206.8 million. As of the 2023 year, the value of New Brunswick held debentures in the sinking fund have been eliminated against the funded debt totals.

Outstanding Net Provincial Purpose Funded Debt[1]
(In millions of dollars unless otherwise indicated)

At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Euro	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)
2020	15,580.2	1,150.0	925.0	105.0	18,402.2	5,157.3	13,244.9	0.1
2021	15,541.1	1,100.0	925.0	105.0	18,314.1	5,501.9	12,812.2	-3.3
2022	15,621.0	1,100.0	925.0	105.0	18,394.1	5,887.7	12,506.4	-2.4
2023	15,586.4	500.0	925.0	105.0	17,433.9	5,492.7	11,941.2	-4.5
2024	15,364.3	500.0	925.0	105.0	17,584.9	5,857.1	11,727.8	-1.8

Comparative Debt Statistics

	2020	2021	2022	2023	2024
	Year ended March 31, (In millions of dollars unless otherwise indicated)				
Gross domestic product at market prices[2]	37,354	41,290	45,571	47,035	48,869
Primary household income[2]	24,960	27,141	29,880	31,827	33,737
Total revenue	9,891.9	10,318.2	11,390.8	12,455.2	13,010.3
Net Funded Debt [1]	13,244.8	12,812.3	12,614.0	11,941.2	11,727.8
As % of Gross Domestic Product	35.5%	31.0%	27.7%	25.4%	24.0%
As % of Household Income (restated)	53.1%	47.2%	42.2%	37.5%	34.8%
As % of Ordinary Revenue	133.9%	124.2%	110.7%	95.9%	90.1%

[1] Debt securities are reported in the currency in which they were originally issued. Some issues have been hedged into Canadian dollars.
[2] 2024 value based on NB Department of Finance forecast.

Provincial Purpose Funded Debt Maturity Schedule
For Securities Outstanding at March 31, 2024
(In millions of dollars[1])

Year ended 31-Mar	CAD$	USD	CHF	EUR	Total in CAD$[2]
2025	867.1				867.1
2026	1,019.2				1,019.2
2027	1,000.0				1,000.0
2028	780.0	500			1,457.5
2029	1,400.0		300.0		1,850.6
2025-2029	5,066.3	500.0	300.0		6,194.4
2030-2034	2,736.6		500.0		3,487.7
2035-2039	1,202.6				1,202.6
2040-2044	3,269.8		125.0		3,457.5
2045-2049	1,500.0			105.0	1,653.6
2050+	1,990.0				1,990.0
Total Funded Debt	15,765.24	500.00	925.00	105.00	17,985.8
Add: CMHC Debentures	11.8	-			11.8
Add: Nursing Home Mortgages	280.4	-			280.4
Add: Unamortized Premiums and Discounts	37.5				37.5
Less: Debt Repurchased and Held by Internal Funds	(730.6)				(730.6)
Total	15,364.34	500.00	925.00	105.00	17,584.9

[1] Debt securities are shown in currency in which they were issued.
[2] Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2024 to date the Province has borrowed $1,400 million. None was on behalf of New Brunswick Power.

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities. Such unfunded debt is not secured by debt instruments.

At March 31, 2024, the Province's unfunded debt was as follows:

	At March 31, 2024 (In millions of dollars)
Bank Advances and Short-Term Borrowing	916.2
Trust Deposits	261.9
Accounts Payable and Accrued Expenditures	3,431.0
Deferred Revenue	532.5
Total Unfunded Debt	5,414.6

This unfunded debt is partially offset by assets of the Province in the amount of $5,816.2 million, represented by $2,787.1 million of cash and short-term investments, $931.7 million of receivables and advances, $1,832.0 million of taxes receivable, $94.8 million of inventories, and $170.6 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2024 with comparable numbers as at March 31, 2023:

	2023	2024
Bank Loans		
Under Various Acts	16.4	15.9
Less: Provision for Possible Losses	9.0	5.9
Total Contingent Liabilities	7.4	10.0

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CPA Canada Handbook, guarantees associated with the debt of the New Brunswick Municipal Finance Corporation are not included in the previous table. These guarantees are as follows:

	At December 31, (In millions of dollars)	
	2022	2023
Bonds, Debentures and Notes		
New Brunswick Municipal Finance Corporation	839.5	768.5
Accrued Interest	2.5	2.1
Total	842	770.6

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NB Power and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt. Municipalities, with the exception of the City of Saint John, are required to obtain approval from the provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick		
	Funded Debt	17,584.90
	Less: Sinking Funds	5,857.10
		11,727.80
Municipalities		
	Funded Debt	768.5
Total Public Sector Debt		12,496.30

Information in the foregoing table relative to the Province is at March 31, 2024, and information relative to municipalities is the amount outstanding at December 31, 2023. Excluded is $4,773.1 million (net of sinking funds of $501.9 million) borrowed by the Province on behalf of NB Power. This debt is paid out of the operating revenues of NB Power rather than out of provincial revenues.

VESTCOR CORPORATION

Formed in July 2016, Vestcor Corp., which owns Vestcor Inc., is an independent private not-for-profit holding company under the Vestcor Act of the New Brunswick Legislature. The organization is jointly owned by the New Brunswick Public Service Pension Plan and the New Brunswick Teacher's Pension Plan.

On October 1, 2016, under the Vestcor Act, the N.B. Investment Management Corporation was continued as Vestcor Investment Management Corporation, while the operations of the Pension and Employee Benefits Division of the Province of New Brunswick's Department of Human Resources were transferred to Vestcor Pension Services Corporation. As of January 1, 2018, these two subsidiaries were integrated and form Vestcor Inc.

INFORMATION RELATING TO PUBLIC SECTOR PENSION LIABILITIES

CROSS REFERENCE SHEET

Information Relating to Public Sector Pension Liabilities	Exhibit 99.6 - 2023 Volume 1 Consolidated Financial Statements
PROVINCE OF NEW BRUNSWICK Retirement Benefits	Page 43-44 Exhibit 99.6
Defined Benefit Pension Plans	Page 58-59 Exhibit 99.6
Defined Contribution Pension Plans	Page 59 Exhibit 99.6
Target Benefit Pension Plans	Page 59-60 Exhibit 99.6
Retirement Allowance Plan	Page 60 Exhibit 99.6
Retirement Benefit Liability and Expense (millions)	Page 61-65 Exhibit 99.6

NEW BRUNSWICK POWER CORPORATION

CROSS REFERENCE SHEET

FUNDED DEBT OUTSTANDING AS AT 31st MARCH 2024

CROSS REFERENCE SHEET

Information Relating to New Brunswick Funded Debt	Exhibit 99.10– Province of New Brunswick, Canada Excerpt of Volume 2 Supplementary Information Public Accounts for the fiscal year ended 31 March 2024
Funded Debt Outstanding as at 31st March 2024	Pages 35-40 Exhibit 99.10 (unaudited)

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Annual average exchange rates for the UNITED STATES dollar, Euro and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2018 through 2023.

Annual Average Exchange Rates	2019	2020	2021	2022	2023
UNITED STATES Dollar	1.3269	1.3415	1.2535	1.3011	1.3497
Swiss Franc	1.3352	1.4294	1.3713	1.3630	1.5023
Euro	1.4856	1.5298	1.4828	1.3699	1.4596

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Province of New Brunswick in their official capacities. The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Province of New Brunswick in their official capacities.